Exhibit 21

Subsidiaries of the Registrant	Jurisdiction

Diplomat Properties Holding Corp.	Delaware
MFA Securities Holdings LLC	Delaware
MFA Securitization Holdings LLC	Delaware
MFResidential Assets I, LLC	Delaware
MFResidential Assets Holding Corp.	Delaware
MFRA Trust 2014-1	Delaware
MFRA Trust 2014-2	Delaware
MFRA Trust 2015-1	Delaware
MFRA Trust 2015-2	Delaware
MFRA Trust 2016-1	Delaware
MFA Kittiwake Investments Ltd.	Cayman Islands